

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Michael F. Cola
Chief Executive Officer
Aevi Genomic Medicine, Inc.
435 Devon Park Drive, Suite 715
Wayne, PA 19087

Re: Aevi Genomic Medicine, Inc.
     Registration Statement on Form S-3
     Filed December 8, 2017
     File No. 333-221950

Dear Mr. Cola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure on the prospectus cover page that you will identify any additional selling stockholders in a prospectus supplement. Please note that General Instruction II.G., which allows registrants to refer to unnamed selling security holders in a generic manner, is only available to registrants eligible to register primary offerings on Form S-3 pursuant to General Instruction I.B.1, for which you do not appear to be eligible. Please revise your disclosure to clarify that you must file a post-effective amendment to add selling stockholders to your registration statement and that a Rule 424(b) prospectus supplement must be used to post-effectively update the selling

stockholder table to reflect any transfers from a previously identified selling stockholder. For guidance, please refer to Question 140.03 of the Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian M. Katz, Esq.